EXHIBIT 99.4


(For reference)

                                                                    May 11, 2004
                                                        Toyota Motor Corporation


               Holding of Ordinary General Shareholders' Meeting


1.  Date and time:      10:00 a.m., Wednesday, June 23, 2004

2.  Venue:              Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi
                        Prefecture

3.  Meeting Agenda

      Report:

                   Reports on business review, unconsolidated balance sheet and statement of income for the FY2004 term (April 1, 2003 through March 31, 2004)

      Resolutions:

      (Resoluations 1 to 6 Proposed by the Company)

          Proposed Resolution 1:   Approval of Proposed Appropriation of
                                   Retained Earnings for the FY2004 Term
          Proposed Resolution 2:   Amendment of the Articles of Incorporation
          Proposed Resolution 3:   Election of 27 Directors
          Proposed Resolution 4:   Issue of Stock Acquisition Rights without
                                   Consideration to Directors, Managing Officers
                                   and Employees, etc., of Toyota Motor
                                   Corporation and its Affiliates
          Proposed Resolution 5:   Repurchase of Shares
          Proposed Resolution 6:   Award of Bonus Payments to Mr. Iwao Isomura
                                   (deceased), Former Representative Director and Vice Chairman, and to Retiring Directors


      (Resolutions 7 to 9 Proposed by Shareholders)

          Proposed Resolution 7:   Proposed Appropriation of Retained Earnings
          Proposed Resolution 8:   Amendment of the Articles of Incorporation
                                   (Part 1)
          Proposed Resolution 9:   Amendment of the Articles of Incorporation
                                   (Part 2)